Exhibit 21.1
Subsidiaries of the Registrant

1.	Farmers & Merchants Bank, Statesboro, Georgia, organized under the laws of the State of Georgia

2.	FMB Properties, Inc., Statesboro, Georgia, organized under the laws of the State of Georgia